                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                         Interface, Inc.
      ------------------------------------------------------
      (Exact name of registrant as specified in its charter)

       Georgia                                  58-1451243
---------------------------------------------------------------
(State of incorporation or organization)     (I.R.S. Employer
                                            Identification No.)

2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia     30339
---------------------------------------------------------------
(Address of principal executive offices)             (ZIP Code)


Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class          Name of each exchange on which
      to be so registered          each class is to be registered

          N/A                                N/A
      -----------------------      ------------------------------


If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /


If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /


Securities Act registration statement file number to which this
form relates:       N/A
                   -----

Securities to be registered pursuant to Section 12(g) of the Act:

Series B Participating Cumulative Preferred Stock Purchase Rights
-----------------------------------------------------------------
                     (Title of Class)

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

    One purchase right (a "Right") will be issued in respect of each outstanding share of the Registrant's Common Stock. Rights will also attach to shares of Common Stock issued prior to the Distribution Date (as defined below).

    Each Right will entitle the registered holder to purchase from the Registrant one one-hundredth of a share (a "Unit") of Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock") or, in certain circumstances, stock of the Acquiring Person (as defined below). Each Unit is structured to be the economic equivalent of one share of Class A Common Stock. The exercise price per Right will be $180, subject to adjustment (the "Purchase Price").

    The Rights will attach to the shares of Common Stock and are evidenced by Common Stock certificates, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (i) ten days (or such later date as may be approved by the Continuing Directors (as defined below)) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire (other than pursuant to an acquisition approved in advance by a majority of the Continuing Directors), beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Share Acquisition Date"), or (ii) ten business days (or such later date as may be approved by the Continuing Directors) after the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 15, 2008, unless earlier redeemed or exchanged by the Registrant as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

    If a person becomes an Acquiring Person, other than pursuant to a Qualifying Tender Offer (as defined below), then proper provisions shall be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Units having a value equal to twice the Purchase Price. A "Qualifying Tender Offer" means a tender or exchange offer for all outstanding shares of Common Stock of the Registrant approved by a majority of the Continuing Directors then in office.

    Except for any transaction with a Person who has consummated a Qualifying Tender Offer which transaction is approved by the Continuing Directors, if, at any time following the Share Acquisition Date, (i) the Registrant is acquired in a merger, statutory share exchange or other business combination in which the Registrant is not the surviving corporation, (ii) the Registrant is merged with or into or combined or consolidated with another entity and is the surviving corporation, but the Registrant's Common Stock is changed into or exchanged for other securities or assets, or (iii) the Registrant sells or transfers assets aggregating more than 50% of its assets or generating more than 50% of its operating income or cash flow, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and the preceding paragraph are referred to as the "Triggering Events."

    Upon the occurrence of a Triggering Event, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person's Share Acquisition Date shall be null and void and may not thereafter be exercised by any person (including subsequent transferees).

    The Purchase Price payable, and the number of Units or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution.

    At any time after any person becomes an Acquiring Person, the Registrant (in the discretion of the Continuing Directors) may exchange all or part of the Rights (other than Rights owned by the Acquiring Person and certain affiliated persons) for shares of Common Stock (an "Exchange") at an exchange ratio of one share of Class A Common Stock per Right held by a holder of Class A Common Stock and one share of Class B Common Stock per Right held by a holder of Class B Common Stock, as appropriately adjusted to reflect any stock split or similar transaction.

    At any time until the close of business on the tenth day after the Share Acquisition Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"'). The Registrant's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Registrant. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    The term "Continuing Directors" means any member of the Board of Directors who was a member of the Board on March 16, 1998, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Registrant, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series B Preferred Stock (or other consideration) of the Registrant or for common stock of the acquiring company as set forth above.

    Prior to the Distribution Date, the Rights Agreement may be amended in any respect, other than to change the Redemption Price, the Expiration Date, the Purchase Price or the number of shares for which a Right is exercisable. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of the holders of Rights (excluding the interests of an Acquiring Person), to correct or supplement any provision which may be defective or inconsistent with any other provision, or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to lengthen the time period governing redemption may be made at such time as the Rights are not redeemable. After any person has become an Acquiring Person, the Rights Agreement may be amended only with the approval of a majority of the Continuing Directors.

    The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of Common Stock or if another Triggering Event occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved in advance by the Board or a merger or other business combination approved by the Board and the shareholders because the Rights are redeemable under certain circumstances.

    The dividend and liquidation rights of the Series B
Preferred Stock are designed so that the value of one one-hundredth of a share of Series B Preferred Stock issuable upon exercise of each Right will approximate the same economic value of one share of Class A Common Stock, including voting rights. Shares of Series B Preferred Stock issuable upon exercise of each Right will not be redeemable. Each share of Series B Preferred Stock will entitle the holder to a minimum preferential dividend of $1.00 per share, but will entitle the holder to an aggregate dividend payment of 100 times the dividend declared on each share of Common Stock. In the event of liquidation, each share of Series B Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00, plus accrued and unpaid dividends and distributions thereon, but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged for or changed into other stock or securities, cash or other property, each share of Series B Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. Series B Preferred Stock is not convertible into Common Stock.

    Each share of Series B Preferred Stock will be entitled to 100 votes on all matters submitted to a vote of the shareholders of the Registrant, and shares of Series B Preferred Stock will generally vote together as one class with the Common Stock and any other voting capital stock of the Registrant on all matters submitted to a vote of the Registrant's shareholders. While the Registrant's Class B Common Stock remains outstanding, holders of Series B Preferred Stock will vote as a single class with the Class A Common Stock for the election of directors. Further, whenever dividends on the Series B Preferred Stock are in arrears in an amount equal to six quarterly payments, the Series B Preferred Stock, together with any other shares of preferred stock then entitled to elect directors, shall have the right, as a single class, to elect one director until the default has been cured.

    Whenever quarterly dividends or other dividends or distributions payable on the Series B Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether declared, on the outstanding Series B Preferred Stock shall have been paid in full, the Registrant shall not: (i) declare or pay dividends on, or make any distributions on, any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock; (ii) declare or pay dividends on, or make any distributions on, any shares of stock ranking on parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock, except dividends paid ratably on the Series B Preferred Stock and all such other parity stock; (iii) redeem, purchase or otherwise acquire for value any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock or (iv) redeem, purchase or otherwise acquire for value any Series B Preferred Stock, or any shares of stock ranking on a parity with the Series B Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

ITEM 2.   EXHIBITS.

10.1 Rights Agreement between the Registrant and Wachovia Bank of North Carolina, N.A. (together with exhibits, including the Form of Board Resolutions Establishing and Designating Preferred Stock, Form of Rights Certificate, and Summary Description of the Shareholder Rights Plan).

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


March 4, 1998                          INTERFACE, INC.
                                         (Registrant)



                                        By: /s/ Keith E. Wright
                                        Name: Keith E. Wright
                                        Title: Assistant Treasurer